STATEMENT OF FINANCIAL CONDITION

Thrivent Distributors, LLC
SEC File Number: 8-69606
As of December 31, 2024
With Report of Independent Registered Public Accounting Firm



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SEC FILE NUMBER
8-69606

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Thrivent Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

901 Marquette Avenue, Suite 2500
(No. and Street)

Minneapolis	MN	55402-3211
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey D. Cloutier	612-844-6401	jeff.cloutier@thriventfunds.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, and middle name)

45 South 7th St., Suite 3400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey D. Cloutier, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Thrivent Distributors, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PATRICIA J. ROSSOW
Notary Public
State of Wisconsin

Signature: [signature]

Title:
Chief Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Thrivent Distributors, LLC
Statement of Financial Condition
As of December 31, 2024

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Thrivent Distributors, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Thrivent Distributors, LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2025

We have served as the Company's auditor since 2016.

Thrivent Distributors, LLC
Statement of Financial Condition
December 31, 2024
($ in thousands)

Assets

Cash and cash equivalents	$	16,631
Receivables:		
Distribution fees from Thrivent Mutual Funds		642
Due from affiliates		773
Due from other entities		105
Deferred tax assets		33
Other assets		772
Total assets	$	18,956

Liabilities and members' equity

Due to affiliates	$	6,253
Other accrued liabilities		1,248
Income taxes due to affiliates		108
Total liabilities		7,609

Commitments and contingencies (see note 5)

Member's equity		11,347
Total liabilities and member's equity	$	18,956

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Thrivent Distributors, LLC (the "Company") is organized under the laws of the State of Delaware and was incorporated in the State of Delaware on the 23rd of February 2015. The Company is a wholly owned subsidiary of Thrivent Financial Holdings, Inc. ("Holdings"). Holdings is a wholly owned subsidiary of Thrivent Financial for Lutherans ("Thrivent"), a fraternal benefit society and registered investment adviser. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The company conducts business in various states and is registered with the applicable regulatory agencies in those states. The company is a member of the Securities Investor Protection Corporation ("SIPC"). The Company provides underwriting and distribution services for the Thrivent Mutual Funds (the "Funds"), a Massachusetts business trust, the Thrivent Series Funds, Inc., a Minnesota Corporation, Thrivent Cash Management Trust, a Massachusetts business trust and Thrivent Core Funds, a Delaware statutory trust. The Company also performs marketing services including soliciting interest by financial intermediaries and distributing approved sales literature for the Thrivent ETF Trust (the "Trust"), but does not perform any services as the principal underwriter for the Trust. The Company's distribution services are performed pursuant to distribution agreements.

Basis of Financial Statement Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These accounting estimates reflect the best judgment of management and actual amounts could differ significantly from those estimates.

Significant Accounting Policies
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

The significant accounting practices used in preparation of the financial statements are summarized as follows:

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and investments in a money market mutual fund, of which $16,381 was invested in registered money market funds as of December 31, 2024. The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are carried at fair value. The fair value of cash equivalents is based on quoted daily net asset values of the invested fund and are classified as Level 1 (uses quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date).

Receivables
Receivables for distribution fees include 12b-1 distribution and servicing fees from the Funds for which the Company has satisfied its performance obligation and the variable constraint has been lifted and revenue recorded but not yet paid at year-end. Receivables due from the affiliates include marketing and administrative support services for which the company has satisfied its obligations prior to the year end and expects to receive payment for those services performed after year end from Thrivent Asset Management, LLC ("TAM") under a contractual revenue sharing agreement that contain both a fixed and variable portion calculated as a percentage of net assets of the Thrivent Mutual Funds. The Company also has receivables due from other entities which are front-end sales load for which the Company has satisfied its obligations prior to the year end and expects to receive payment for those services after year end.

Recent Accounting Pronouncement

<u>Segment Reporting</u>

In November 2023, FASB issued ASU 2023-07 (Topic 280, Segment Reporting), which introduced improvements to the information public entities disclose about their reportable segments. The update also introduced additional disclosure requirements and expanded those requirements to entities with a single reportable segment. This update is effective for public companies for fiscal years beginning after December 15, 2023. The standard was adopted by the Company on January 1, 2024. The standard is to be applied prospectively and did not have an impact on the Company's Statement of Income and Statement of Financial Condition as the standard is disclosure-related only (See Note 6).

Note 2. Income Taxes

The Company is a single member LLC owned by Holdings. As such, it is a disregarded entity for Federal income tax purposes. Nonetheless, its operations are included in the consolidated federal income tax return of Holdings and Holdings' wholly owned subsidiaries. Consolidated federal income tax liabilities or credits, including utilization of loss carryforwards, are allocated among the affiliated members in accordance with a tax-sharing agreement with Holdings and are settled quarterly. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. The deferred tax amounts are settled when the amounts are included in the consolidated tax return. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement. A valuation allowance is recognized, if based on the weight of available evidence, it is more-likely-than-not (likelihood of more than 50 percent) that some portion, or all, of the deferred tax asset will not be realized.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets as of December 31, 2024 were as follows:

Deferred tax assets:		
Unamortized start-up costs	$	33
Deferred tax assets	$	33

At December 31, 2024 the Company had no federal or state net operating loss carryforwards.

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

There are no unrecognized or uncertain tax positions at December 31, 2024. Tax years 2024, 2023, 2022 and 2021 are open under the statute of limitations are subject to examination by the Internal Revenue Service.

Note 3. Net Capital Provisions and Regulatory Requirements

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain minimum net capital. The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of five thousand dollars or 6 2/3% of aggregate indebtedness to net capital.

Advances to affiliates, member distribution payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

At December 31, 2024, the Company's net capital of $8,864 was $8,357 in excess of the amount required to be maintained and the ratio of aggregate indebtedness to net capital was 0:86 to 1.

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

Note 4. Related-Party Transactions

The amounts of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unrelated third parties.

Receivables due from affiliates on the Statement of Financial Condition as of December 31, 2024, primarily relate to revenue sharing from TAM of $585.

Payables due to affiliates on the statement of financial condition as of December 31, 2024, primarily relates to 12b-1 fees of $2,830 and other distribution fees of $1,873 to TIMI and $1,550 to Thrivent for allocated expenses and costs under an intercompany services agreement.

Note 5. Commitments and Contingencies

The Company may be involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industry in which it operates. Uncertain economic conditions, heightened and sustained volatility in the financial markets and significant financial reform legislation may increase the likelihood that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or may be subject to examination or claims by the SEC, FINRA and other government authorities concerning the Company's business activities and practices. The number of reviews and investigations has increased in recent years with regard to many firms in the financial services industry, including the Company. The Company has cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount.

Note 5. Commitments and Contingencies (cont.)

When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. At December 31, 2024, the Company has not recorded an accrual for commitments and contingencies.

Note 6. Segment Information

The Company is engaged in a single line of business as a limited purpose broker-dealer, which provides underwriting and distribution services for Thrivent Mutual Funds. The Company has identified the TDL Board of Directors as the chief operating decision maker (CODM), who uses Income before income taxes to evaluate the results of the business and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Note 7. Subsequent Events

As of February 26, 2025, which is the date the financial statements were available to be issued, the Company has evaluated events or transactions that may have occurred after the Statement of Financial Condition date for potential recognition or disclosure. On January 30th, 2025 the Company issued a $5,000 Dividend to Thrivent Holdings, Inc.